Exhibit 99.1

Press Release

GasLog Partners LP Announces Availability of its Annual Report on Form 20-F

For the Year Ended December 31, 2015

MONACO - February 12, 2016 - GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Partnership’s website, http://www.gaslogmlp.com, in the “Investor Relations” section under “SEC Filings”.

Unitholders may also request a hard copy of the Annual Report, which includes the Partnership’s complete 2015 audited financial statements, free of charge by contacting Jamie Buckland or Samaan Aziz at:

Email: ir@gaslogmlp.com
Phone: +1-212-223-0643

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

Contacts:
Simon Crowe
Chief Financial Officer
Phone: +44-203-388-3108

Jamie Buckland
Head of Investor Relations
Phone: +44-203-388-3116
Email: ir@gaslogltd.com

Samaan Aziz
Investor Relations Manager
Phone: +1-212-223-0643
Email: ir@gaslogltd.com